Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2013

•                                          Quarterly Net Revenues up by 50.4% Year-Over-Year

•                                          Quarterly Income from Operations up by 287.5% Year-Over-Year

•                                          Quarterly Net Income Attributable to TAL up by 123.4% Year-Over-Year

(Beijing—January 22, 2014)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended November 30, 2013, which is the third quarter of TAL’s fiscal year 2014.

Highlights for the Third Quarter of Fiscal Year 2014

•                  Net revenues increased by 50.4% year-over-year to US$73.5 million from US$48.9 million in the same period of the prior year.

•                  Income from operations increased by 287.5% to US$11.9 million, from US$3.1 million in the third quarter of fiscal year 2013.

•                  Net income attributable to TAL increased by 123.4% year-over-year to US$12.5 million from US$5.6 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 85.6% year-over-year to US$14.6 million from US$7.9 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.16 and US$0.15, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.19 and US$0.18, respectively. Each ADS represents two Class A common shares.

•                  Cash, cash equivalents and term deposits totaled US$333.2 million as of November 30, 2013, compared to US$209.2 million as of February 28, 2013.

•                  Total student enrollments increased by 46.2% year-over-year to approximately 224,810.

•                  Total physical network consisted of 265 learning centers as of November 30, 2013, from 264 as of August 31, 2013.

Highlights for the First Nine Months Ended November 30, 2013

•                  Net revenues increased by 36.5% year-over-year to US$226.9 million from US$166.3 million in the same period of the prior year.

•                  Income from operations increased by 66.9% to US$43.0 million, from US$25.8 million in the same period of fiscal year 2013.

•                  Net income attributable to TAL increased by 65.1% year-over-year to US$43.9 million from US$26.6 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 49.8% year-over-year to US$49.7 million from US$33.2 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.56 and US$0.55, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.63 and US$0.62, respectively.

•                  Total student enrollments during the first nine months of fiscal year 2014 increased by 28.4% year-over-year to approximately 725,950.

•                  Total physical network increased to 265 learning centers as of November 30, 2013 from 255 learning centers as of February 28, 2013.

Financial and Operating Data——Third Quarter and First Nine Months of Fiscal Year 2014

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2012	2013	Pct. Change
Net revenues	48,905	73,530	50.4%
Net income attributable to TAL	5,599	12,509	123.4%
Non-GAAP net income attributable to TAL	7,852	14,575	85.6%
Operating income	3,069	11,893	287.5%
Non-GAAP operating income	5,323	13,960	162.3%
Net income per ADS attributable to TAL — basic	0.07	0.16	121.6%
Net income per ADS attributable to TAL — diluted	0.07	0.15	116.1%
Non-GAAP net income per ADS attributable to TAL — basic	0.10	0.19	84.1%
Non-GAAP net income per ADS attributable to TAL — diluted	0.10	0.18	79.5%
Total student enrollments in small class, one-on-one, and online courses	153,800	224,810	46.2%

	Nine Months Ended
	November 30,
	2012	2013	Pct. Change
Net revenues	166,283	226,896	36.5%
Net income attributable to TAL	26,592	43,896	65.1%
Non-GAAP net income attributable to TAL	33,153	49,662	49.8%
Operating income	25,759	43,000	66.9%
Non-GAAP operating income	32,319	48,765	50.9%
Net income per ADS attributable to TAL — basic	0.34	0.56	63.8%
Net income per ADS attributable to TAL — diluted	0.34	0.55	61.1%
Non-GAAP net income per ADS attributable to TAL — basic	0.43	0.63	48.7%
Non-GAAP net income per ADS attributable to TAL — diluted	0.42	0.62	46.2%
Total student enrollments in small class, one-on-one, and online courses	565,410	725,950	28.4%

“We are pleased to report a stellar quarter with outperformance on our revenue guidance and strong profitability, resulting from higher-than-expected enrollment growth and center utilization. Net revenue of US$73.5 million came in US$2.5 million above the top end of our guidance. Revenue growth was supported by a 46.2% increase in enrollments. Our execution on the top line was better than expected as cities outside Beijing and Shanghai continued to outperform and contributed 40% of our total small class revenue, while at the same time Shanghai once again performed well and Beijing began to show signs of recovery,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“Given our healthy business fundamentals, we are ready to lead the business into newly evolving growth opportunities in the market. Consumer behavior on Internet and mobile, education reform, and the changing needs of the labor market in China are revolutionizing the ways in which students learn in and around school. With our recent launch of the ICS 3.0 version that creates an upgraded interactive white board and pad-based environment in the classroom, we are bringing class-based tutoring to a new level. In addition, we see a host of new opportunities in terms of expanding addressable markets, widening the range of subjects and introducing new tutoring formats.”

Mr. Joseph Kauffman, Chief Financial Officer, continued, “Our top line growth and effective cost control resulted in the strong bottom line in the third quarter. We were able to keep the costs of business expansion well under control as we tempered the pace of center and classroom capacity expansion as guided. Other factors contributing to gross margin strength in this quarter were improved center utilization and changing business mix as small class continued to grow faster than our one-on-one business. We expect small class to remain our key growth driver in coming quarters.”

“Our expectation for the fourth quarter is strong as we see the positive momentum to continue and cap a remarkable year of growth, business expansion and profitability. The fourth quarter outlook looks particularly high on a year-on-year basis because it will cycle a low quarter and include an extra week of classes due to the timing of Chinese New Year.”

Financial Results for the Third Quarter of Fiscal Year 2014

Net Revenues

In the third quarter of fiscal year 2014, TAL reported net revenues of US$73.5 million, representing a 50.4% increase from US$48.9 million in the third quarter of fiscal year 2013. The increase was mainly driven by an increased number of total student enrollments combined with increased average selling prices (ASPs). Total student enrollments increased by 46.2% to approximately 224,810 from approximately 153,800 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. ASP increased by 2.8% from US$318 in the third quarter of fiscal year 2013 to US$327 in the same quarter of fiscal year 2014. The growth in ASP was mainly driven by the hourly rate increases of a portion of the small class course offerings and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$62.5 million, a 34.5% increase from US$46.4 million in the third quarter of fiscal year 2013. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$60.4 million, a 36.7% increase from US$44.2 million in the third quarter of fiscal year 2013.

Cost of revenues increased by 34.1% to US$35.9 million, from US$26.7 million in the third quarter of fiscal year 2013. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 34.2% to US$35.9 million, from US$26.7 million in the third quarter of fiscal year 2013.

Selling and marketing expenses increased by 34.8% to US$9.3 million, from US$6.9 million in the third quarter of fiscal year 2013. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 40.0% to US$9.0 million, from US$6.4 million in the third quarter of fiscal year 2013. The increase of selling and marketing expenses in the third quarter of fiscal year 2014 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings.

General and administrative expenses increased by 35.2% to US$17.3 million, from US$12.8 million in the third quarter of fiscal year 2013. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel in recognition of outperformance against budget and to support a greater number of programs and service offerings. Also, the depreciation of the Beijing office space was an expense the Company incurred this quarter but not in the same period of the previous year. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 41.0% to US$15.5 million, from US$11.0 million in the third quarter of fiscal year 2013.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 8.3% to US$2.1 million in the third quarter of fiscal year 2014, from US$2.3 million in the same period of fiscal year 2013.

Gross Profit

Gross profit increased by 69.9% to US$37.7 million, from US$22.2 million in the third quarter of fiscal year 2013.

Income from Operations

Income from operations increased by 287.5% to US$11.9 million, from US$3.1 million in the third quarter of fiscal year 2013. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 162.3% to US$14.0 million, from US$5.3 million in the third quarter of fiscal year 2013.

Other Income /(Expense)

Other expense was US$51 thousand for the third quarter of fiscal year 2014, compared to other income of US$1.8 million in the third quarter of fiscal year 2013. Other expense in this quarter was mainly due to the Company’s donation to the TAL Charitable Foundation, which was created in order to support the Company’s corporate social responsibility initiatives. The other income in the same period of the previous fiscal year was primarily driven by exchange gains. As the Company holds the vast majority of its cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the US Dollar.

Income Tax Expense

Income tax expense was US$1.9 million in the third quarter of fiscal year 2014, as compared to US$0.8 million in the third quarter of fiscal year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 123.4% to US$12.5 million, from US$5.6 million in the third quarter of fiscal year 2013. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 85.6% to US$14.6 million, from US$7.9 million in the third quarter of fiscal year 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.16 and US$0.15, respectively, in the third quarter of fiscal year 2014. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.19 and US$0.18, respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2014 were US$3.3 million, representing an increase of US$2.0 million from US$1.3 million in the third quarter of fiscal year 2013. The increase was mainly due to leasehold improvements, and the purchase of servers, computers, software systems and other hardware, for the Company’s teaching facilities.

Cash, Cash Equivalents, and Term Deposits

As of November 30, 2013, the Company had US$304.0 million of cash and cash equivalents and US$29.2 million of term deposits, as compared to US$185.1 million of cash and cash equivalents and US$24.1 million of term deposits as of February 28, 2013.

Deferred Revenue

As of November 30, 2013, the Company’s deferred revenue balance was US$173.0 million as compared to US$107.3 million as of November 30, 2012, representing a year-over-year increase of 61.2%.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of fiscal year 2014 are expected to be between US$84.7 million and US$87.1 million, representing an increase of 42% to 46% on a year-over-year basis.

For the fiscal year ending February 28, 2014, the Company expects total net revenues to be in the estimated range of US$311.6 million to US$314.0 million, representing an increase of 37.9% to 39.0% year-over-year.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2014 ended November 30, 2013 at 8:00 a.m. Eastern Time on January 22, 2014 (9:00 p.m. Beijing time on January 22, 2014).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-930-346
• China toll free:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	30250490

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, January 29, 2014 (12:59 pm Beijing time, January 30, 2014).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	30250490

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2014 and the fiscal year ending February 28, 2014, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 265 physical learning centers as of November 30, 2013, located in fifteen key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. We also operate www.eduu.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of	As of
	February 28,	November 30,
	2013	2013
ASSETS

Current assets
Cash and cash equivalents	$185,080,673	$304,009,219
Term deposits	24,110,716	29,217,688
Restricted cash-current	2,270,269	1,130,294
Available-for-sale securities	399,955	—
Inventory	410,167	169,219
Deferred tax assets-current	2,260,446	3,479,409
Income tax receivable	—	7,134,021
Prepaid expenses and other current assets	11,906,317	14,195,773
Total current assets	226,438,543	359,335,623
Restricted cash-non-current	—	2,567,064
Property and equipment, net	76,115,088	79,329,226
Deferred tax assets-non-current	538,464	723,889
Rental deposit	5,179,073	6,969,209
Intangible assets, net	1,724,444	1,427,328
Goodwill	555,194	566,959
Long-term prepayments	—	82,072
Long-term investment	5,491,073	3,080,000
Total assets	$316,041,879	$454,081,370

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,739,337 and 1,502,871 as of February 28, 2013, and November 30, 2013, respectively)	$2,009,473	$2,104,065
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 67,743,448 and 139,409,451 as of February 28, 2013, and November 30, 2013, respectively)	102,513,876	172,964,192
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 11,269,507 and 19,337,921 as of February 28, 2013, and November 30, 2013, respectively)	17,196,001	27,416,554
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,165,785 and 3,378,813 as of February 28, 2013, and November 30, 2013, respectively)	2,778,305	5,872,007
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2013, and November 30, 2013, respectively)	—	294,654
Total current liabilities	124,497,655	208,651,472
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 36,845 and 29,285 as of February 28, 2013, and November 30, 2013, respectively)	98,945	29,285
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of nil and 1,313,155 as of February 28, 2013, and November 30, 2013, respectively)	—	1,313,155
Total liabilities	124,596,600	209,993,912

TAL Education Group Shareholders’ Equity
Class A common shares	68,314	77,500
Class B common shares	87,806	79,531
Additional paid-in capital	86,016,387	91,666,668
Statutory reserve	12,291,341	12,291,341
Retained earnings	86,430,705	130,326,867
Accumulated other comprehensive income	6,550,726	9,645,551
Total TAL Education Group’s equity	191,445,279	244,087,458
Total liabilities and equity	$316,041,879	$454,081,370

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2012	2013	2012	2013
Net revenues	$48,904,852	$73,529,703	$166,283,279	$226,896,452
Cost of revenues	26,737,436	35,862,040	84,359,651	110,775,673
Gross profit	22,167,416	37,667,663	81,923,628	116,120,779
Operating expenses (note 1)
Selling and marketing	6,904,319	9,307,892	20,049,555	25,577,610
General and administrative	12,786,196	17,287,151	36,746,145	48,457,547
Total operating expenses	19,690,515	26,595,043	56,795,700	74,035,157
Government Subsidies	592,570	820,692	630,639	914,353
Income from operations	3,069,471	11,893,312	25,758,567	42,999,975
Interest income	1,547,025	2,483,284	3,911,054	6,639,171
Other income / (expenses)	1,823,454	(51,146)	891,706	466,135
Gain on short-term investment	—	—	—	297,120
Gain on sales of available-for-sale securities	—	52,958	—	52,958
Income before income tax provision	6,439,950	14,378,408	30,561,327	50,455,359
Provision for income tax	(841,338)	(1,869,194)	(3,969,347)	(6,559,197)
Net income	5,598,612	12,509,214	26,591,980	43,896,162
Total net income attributable to TAL Education Group	$5,598,612	$12,509,214	$26,591,980	$43,896,162
Net income per common share
Basic	$0.04	$0.08	$0.17	$0.28
Diluted	0.04	0.08	0.17	0.27
Net income per ADS (note 2)
Basic	$0.07	$0.16	$0.34	$0.56
Diluted	0.07	0.15	0.34	0.55

Other comprehensive income, net of tax	2,251,418	741,506	1,482,269	3,094,825
Comprehensive income	7,850,030	13,250,720	28,074,249	46,990,987
Comprehensive income attributable to TAL Education Group	$7,850,030	$13,250,720	$28,074,249	$46,990,987
Weighted average shares used in calculating net income per common share
Basic	155,747,816	157,024,948	155,363,214	156,542,919
Diluted	156,115,200	161,425,202	156,316,199	160,159,944

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30		For the Nine Months Ended November 30
	2012	2013	2012	2013
Cost of revenues	$13,307	$11,234	$102,018	$33,302
Selling and marketing	464,440	292,135	1,531,300	877,123
General and administrative	1,775,362	1,762,840	4,927,532	4,855,033
Total	$2,253,109	$2,066,209	$6,560,850	$5,765,458

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2012	2013	2012	2013

Cost of revenues	$26,737,436	$35,862,040	$84,359,651	$110,775,673
Share-based compensation expense in cost of revenues	13,307	11,234	102,018	33,302
Non-GAAP cost of revenues	26,724,129	35,850,806	84,257,633	110,742,371

Selling and marketing expenses	6,904,319	9,307,892	20,049,555	25,577,610
Share-based compensation expense in selling and marketing expenses	464,440	292,135	1,531,300	877,123
Non-GAAP selling and marketing expenses	6,439,879	9,015,757	18,518,255	24,700,487

General and administrative expenses	12,786,196	17,287,151	36,746,145	48,457,547
Share-based compensation expense in general and administrative expenses	1,775,362	1,762,840	4,927,532	4,855,033
Non-GAAP general and administrative expenses	11,010,834	15,524,311	31,818,613	43,602,514

Operating costs and expenses	46,427,951	62,457,083	141,155,351	184,810,830
Share-based compensation expense in operating costs and expenses	2,253,109	2,066,209	6,560,850	5,765,458
Non-GAAP operating costs and expenses	44,174,842	60,390,874	134,594,501	179,045,372

Income from operations	3,069,471	11,893,312	25,758,567	42,999,975
Share based compensation expenses	2,253,109	2,066,209	6,560,850	5,765,458
Non-GAAP income from operations	5,322,580	13,959,521	32,319,417	48,765,433

Net income attributable to TAL Education Group	5,598,612	12,509,214	26,591,980	43,896,162
Share based compensation expenses	2,253,109	2,066,209	6,560,850	5,765,458
Non-GAAP net income attributable to TAL Education Group	$7,851,721	$14,575,423	$33,152,830	$49,661,620
Net income per ADS
Basic	$0.07	$0.16	$0.34	$0.56
Diluted	0.07	0.15	0.34	0.55
Non-GAAP Net income per ADS (note 3)
Basic	$0.10	$0.19	$0.43	$0.63
Diluted	0.10	0.18	0.42	0.62

ADSs used in calculating net income per ADS
Basic	77,873,908	78,512,474	77,681,607	78,271,459
Diluted	78,057,600	80,712,601	78,158,100	80,079,972

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.